

August 26, 2010

Via U.S. Mail and Facsimile to 949-270-9401

Abbas Mohaddes
Chief Executive Officer
Iteris, Inc.
1700 Carnegie Avenue, Suite 100
Santa Ana, California 92705

> **Re:**   **Iteris, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed May 21, 2010**
> **File No. 001-08762**

Dear Mr. Mohaddes:

We have reviewed your filing and have the following comments. Except where indicated, please confirm that you will comply with our comments in future filings.

Please respond to this letter within ten business days by providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements, page 40

Note 5. Income Tax, page 48

1. Please advise us of, and provide in future filings, the total valuation allowance recognized for deferred tax assets. See ASC 740-10-50-2.

2. As it is not otherwise evident from the disclosures discussed in this section or the MD&A, please advise us of, and provide in future filings, the nature and effect of the

change in the deferred tax asset valuation allowance and any other significant matters affecting comparability of information for all periods presented.

Definitive Proxy Statement filed on July 29, 2010

Executive Compensation, page 13

3.   From the last two paragraphs on page 14, we note you use the TechAmerica annual survey of executive compensation to set material elements of your compensation such as base salaries. Please disclose all of the constituent companies that make up any peer groups or surveys that you use. To provide clearer disclosure, if the list of constituent companies is extensive, please consider disclosing the companies in an appendix and referring the reader to the appendix.

4.   From the second paragraph on page 15, we note the annual cash bonus is divided into corporate and individual components where the corporate component uses total revenue and operating income performance targets for your CEO and CFO and business unit performance targets, as well as total revenue and operating income performance targets, for your other named executive officers. However, you have not disclosed these performance targets. Please disclose all of your performance targets.

5.   Similarly, as you discuss in the fourth paragraph on page 15, please provide more detail on the individual objectives of your NEOs other than your CEO and CFO.

6.   Also, we note from the fifth paragraph on page 15 that if your corporate performance exceeds your performance targets, then the executives can earn an additional bonus of up to 50%. Here, please explain how a certain level of achievement beyond the target amount matches with a certain payout. For instance, is the matching proportional or otherwise?

7.   In the second paragraph on page 15, we note you granted options to your NEOs based on their individual performance, level of base salary, and position. Please expand your disclosure by applying these (or other) factors to each NEO and providing more details on how you determined the size of the equity award.

Outstanding Equity Awards at Fiscal Year-End Table, page 20

8.   We note that each option vests at the rate of 25% on each of the first four anniversaries of the grant date. However, it does not appear you have shown the grant date in your disclosure. Please provide the grant dates for the equity awards.

Abbas Mohaddes
Iteris, Inc.
August 26, 2010
Page 3

Director Compensation, page 22

9.   For each director, please disclose by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Bob Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Robert Bartelmes, Senior Financial Analyst, at 202-551-3354 with any other questions.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director